

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**



14049769

MAR 1 8 2014

SEC FILE NUMBER

8- *50886*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 Broadway, 32nd Floor

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore C. Caruso   212-344-5747, ext. 3031

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP

(Name – *if individual, state last, first, middle name*)

722 N. Broadway	White Plains	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Salvatore C. Caruso__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Legend Securities, Inc.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President & CFO__
_____
Title

_____
Notary Public

SELINA LI
Notary Public - State of New York
NO. 01LI6285250
Qualified in Kings County
My Commission Expires Jul 1, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



March 6, 2014

Salvatore Caruso
President
Legend Securities ~~LLC~~ *INC.*
45 Broadway, 32nd floor
New York, NY 10006

Re: Legend Securities, LLC – December 31, 2013 Annual Audit Report

Dear Mr. Caruso:

In reply to your letter dated February 27, 2014, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2013, pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of ten (10) business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 17, 2014 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Marc Forte
Principal Regulatory Coordinator

cc: Herani Dansamo
        FINRA

        SEC Regional office



**SELIGSON &
GIANNATTASIO, LLP**

Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

Independent Auditors' Report

To the Board of Directors
Legend Securities Inc.
New York, NY

We have audited the accompanying financial statements of Legend Securities Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Securities Inc. as of December 31, 2013, and the results of its operations and its cash

flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
March 14, 2014

LEGEND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 130,902
Account receivable	1,673,551
Marketable securities at market value	144,283
Nonmarketable securities	76,158
Receivable from clearing agent	662,261
Due from related parties	361,904
Other current assets	106,066
Furniture and equipment – net	38,109
Security deposits	60,500
Total assets	$3,253,734

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:

Note payable to bank		$ 103,000
Accounts payable and accrued expenses		2,002,291
Securities sold not yet purchased		10,383
Total liabilities		2,115,674

Commitments and contingencies

Stockholders' Equity:

Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	$ --	
Series A – 1,000,000 shares authorized, none outstanding		
Common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding	17,525	
Additional paid-in-capital	451,475	
Treasury stock	--	
Retained earnings	669,060	
Total stockholders' equity		1,138,060
Total liabilities and stockholders' equity		$3,253,734

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions and fees		$17,632,297
Interest and dividend income		93,379
Total revenue		17,725,676
Expenses:		
Payroll, commissions and benefits	$13,113,549	
Floor brokerage and clearance charges	2,068,449	
Communications	153,564	
Professional fees	376,701	
Depreciation expense	8,538	
Regulatory costs	569,735	
Interest expense	38,326	
Other general and administrative expenses	1,278,680	
Total expenses		17,607,542
Income before income taxes		118,134
Income taxes		14,879
Net income		$ 103,255

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

| | Common Stock | | | | Treasury Stock | | |
	Shares Authorized and Issued	Amount	Additional Paid-In Capital	Retained Earnings	Shares	Amount	Total
Balance – January 1, 2013	175,250,000	$17,525	$ 451,475	$ 565,805	(20,000)	$ --	$ 1,034,805
Net income	--	--	--	103,255	--	--	103,255
Balance – December 31, 2013	175,250,000	$17,525	$ 451,475	$ 669,060	(20,000)	$ --	$1,138,060

See notes to financial statements

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 103,255
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,538
Changes in operating assets and liabilities:	
Receivable from clearing agent	(842,982)
Trading securities	(146,589)
Prepaid expenses	(8,611)
Accounts payable and accrued expenses	946,161
NET CASH FLOWS FROM OPERATING ACTIVITIES	59,772
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(24,444)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net borrowings on loans payable to bank	(12,546)
Net advances to related parties	86,304
NET CASH FLOWS FROM FINANCING ACTIVITIES	73,758
NET CHANGE IN CASH AND CASH EQUIVALENTS	109,086
Cash and cash equivalents – beginning of period	21,816
Cash and cash equivalents – end of period	$ 130,902
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 14,879
Interest	$ 38,326

See notes to financial statements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent billings for trading commissions and licensing fees. Based on the Company's operating history and customer base, bad debts to date have not been material, and as such a reserve has not been established.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10 "Accounting for Income Taxes". This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods after December 31, 2010.

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements". The pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Credit risk

The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company did not have any uninsured cash balances at December 31, 2013, although at times during the year, the Company may have exceeded the insured limits. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 3 - DUE FROM CLEARING AGENT

The Company maintains deposits with its clearing agents totaling $662,261 at December 31, 2013. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 - MARKETABLE SECURITIES

At December 31, 2013, marketable securities (both long and short positions) consisted of the following:

Cost	$ 126,668
Gross unrealized gain	61,976
Gross unrealized loss	(54,744)
Market value	$ 133,900

The market value for the securities are determined utilizing level 1 inputs from quoted prices in an active market, as defined in ASC 820, "Fair Value Measurements".

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 5 - NONMARKETABLE SECURITIES

The Company received compensation in the form of warrants to acquire shares of a public company. At December 31, 2013, nonmarketable securities consisted of the following:

Cost	$ --
Gross unrealized gain	76,158
Market value	$ 76,158

NOTE 6 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 7,077
Leasehold improvements	37,647
Equipment	62,035
	106,759
Less accumulated depreciation	68,650
	$ 38,109

Depreciation expense for the year ended December 31, 2013 was $8,538.

NOTE 7 – NOTE PAYABLE TO BANK

In October 2012, the Company entered into a $250,000 line of credit with a bank. Interest on the line is incurred at the rate of prime plus .75%. The line is collateralized by substantially all the assets of the Company and is guaranteed by its parent and certain of its officers. At December 31, 2013, the Company owed $103,000 under the line of credit.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has made advances toward salary and commissions to registered representatives and officers of the Company at December 31, 2013 totaling $136,803 and $55,601, respectively. In addition, the Company has a loan receivable from Stocktrade Networks, Inc, its parent, totaling $169,500.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($140,352 at December 31, 2013) or $100,000. At December 31, 2013, the net capital, as computed, was $454,464. Consequently, the Company had excess net capital of $314,112.

NOTE 10 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share. As of December 31, 2013, none of these shares have been issued.

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001.

Treasury Stock

In December 2004, the Company repurchased 20,000 shares of the Company's common stock from one of its shareholders for $1. The shares are currently reflected as treasury stock and recorded using the cost method.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 11 – INCOME TAXES

The Company's income tax at December 31, 2013 consists of the following:

Current:		
Federal	$ 18	
State	14,861	
		$ 14,879
Deferred:		
Federal	--	
State	--	
		--
Income taxes		$14,879

NOTE 12 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. During 2013, the plan was terminated. No contributions were made to the plan through the date of termination.

NOTE 13 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through March 14, 2014, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Total stockholders' equity		$ 1,138,060
Deductions and/or charges:		
Other current assets	$ 547,187	
Non-allowable assets from brokers	12,457	
Security deposits	60,500	
Furniture and equipment	38,109	
		658,253
Haircuts		22,577
Undue Concentration		2,766
Net capital		454,464
Minimum net capital		140,352
Excess net capital		$ 314,112
Aggregate indebtedness:		
Accounts payable and accrued expenses and loans from stockholders		$ 2,105,290
Ratio: aggregate indebtedness to net capital		4.63 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2013	$ 2,069,700
Reconciling Items: Additional accruals	35,590
	$ 2,105,290

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2013	$ 490,584
Reconciling Items:	
Additional expenses	(35,590)
Adjustment to haircuts	(533)
Miscellaneous	3
	$ 454,464



SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
LEGEND SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.   A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio, LLP

Seligson & Giannattasio, LLP
White Plains, New York
March 14, 2014



SELIGSON &
GIANNATTASIO, LLP

Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

To the Board of Directors of Legend Securities, Inc.
45 Broadway, 32nd Floor
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Legend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
March 14, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

WORKING COPY

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050886  FINRA  DEC
LEGEND SECURITIES INC   5*5
45 BROADWAY 32ND FL
NEW YORK NY 10006-3007
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 39,772

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (16,221)
       09/16/2013
         Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   23,551

    E. Interest computed on late payment (see instruction E) for 54 days at 20% per annum   697

    F. Total assessment balance and interest due (or overpayment carried forward) $ 24,248

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 24,248

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LEGEND SECURITIES INC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 10 day of MARCH , 20 14 .

President & CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,876,277

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 142,285

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,562,061

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 116,954

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 27,239

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Consulting Income not related to any type of securities or investment 80,504

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 38,326

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36,878

Enter the greater of line (i) or (ii) 38,326

Total deductions 1,967,370

2d. SIPC Net Operating Revenues $ 15,908,907

2e. General Assessment @ .0025 $ 39,772

(to page 1, line 2.A.)

2

LEGEND SECURITIES, INC.

MEMBER FINRA / MSRB / SIPC

March 14, 2014

To Whom It May Concern:

We are providing this letter in connection with your audit of the Legend Securities, Inc. (the "Company") statement of financial condition and the related statements of operations, changes in members' equity and cash flows of Legend Securities, Inc. as of December 31, 2013, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with the accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of March 14, 2014, the following representations made to you during the audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:
   a. Financial records and related data
   b. Minutes of the meetings of the partners, directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving
    a. Management,
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:
    a. Related-party transaction, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and the amounts receivable from or payable to related parties.
    b. Guarantees, whether written or oral, under which the Company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 275, *Risks and Uncertainties.*
    d. Arrangements with financial institutions involving compensating balance arrangements, involving restrictions on cash balances and lines of credit, or similar arrangements.
    e. The following information about financial instruments with off-balance-sheet-risk and financial instruments with concentration of credit risk:
        (1) The extent, nature and terms of financial instruments with off-balance-sheet risk
        (2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments
        (3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments

f. Agreements to repurchase assets previously sold or resell assets previously purchased

11. There are no
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.
   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balance, brokers' debit balances, and accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows. It is understood the term securities and investments not readily marketable includes but is not limited to the following:
   a. Securities for which there is no market on a securities exchange or independent publically quoted market
   b. Securities that cannot be publically offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock
   c. Securities and investment that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities and investments or to the Company (that is, control stock)

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are based on quoted prices as reported by the Company's clearing agent.

18. In addition, the Company at December 31, 2013, had
    a. recorded all securities exchange memberships on the books
    b. Properly recorded all participation in joint accounts carried by others
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot commodity contracts.
    e. Established a reserve for dividend or transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

19. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest levels input that is significant to the fair value measurement of the instrument.

20. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.
    a. the concentration exists at the date of the financial statements.
    b. the concentration makes the Company vulnerable to the risk of near-term severe impact.
    c. It is at least reasonably possible that the events that could cause the sever impact will occur in the near term.

21. There are no significant deficiencies or material inadequacies at December 31, 2013, or during the period January 1, 2013 to the date of the audit report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in
    a. making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and customer reserve computations required by paragraph 17 CFR 240.15c3-3 (the "Consumer Protection Rule).

22. Net capital computations, prepared by the Company during the period from January 1, 2013 through the date of the auditor's report, indicated that the

Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements at all times during the period.

23. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included in the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense accounts that should have been adjusted or reclassifies to another account.

24. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2013, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to December 31, 2013 and through the date of this letter that would require adjustment to or disclosure in the financial statements.

Yours Truly,

Anthony Fusco
CEO

Salvatore C. Caruso
President & CFO



SELIGSON &
GIANNATTASIO, LLP
Certified Public Accountants and Consultants

723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

To the Board of Directors of Legend Securities, Inc.
45 Broadway, 32nd Floor
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [(Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Legend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
March 14, 2014